Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 1Q2005 RESULTS FOR ITS SUBSIDIARY BANCO ESPÍRITO SANTO
(Unaudited)

Luxembourg/Portugal – May 3, 2005 – Espirito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announces the 1Q2005 results for its subsidiary Banco Espirito Santo (“BES”).

HIGHLIGHTS

BES Group posted considerable first quarter growth in the main business areas: total customer funds were up by 8.9% and total customer loans by 10.5%.

Banking income rose by 18.2%. Net income for the quarter, driven by high trading results, reached euro 80.3 mn, corresponding to ROE of 14.9%.

Operating costs dropped by 6.1% due to lower pension costs related to retirements and to a considerable reduction (-17.5%) in depreciation and amortisation.

Provisions for credit, in line with the previous policy, were strongly reinforced by euro 66.1 mn (+13.3%). In addition to this amount, BES made an exceptional provision charge of euro 27 mn during this quarter, due to the very recent implementation of the IFRS impairment models.

Stable asset quality: ratio of overdue loans over 90 days at 1.65% and respective provision coverage at 173.8% (Mar 04: 147%, Dec 04: 167%).

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INDEX

1.	Prior Note on the New Regulatory Framework

2.	Activity and Results in the 1st Quarter of 2005

	2.1	Economic Environment
	2.2	Results
a. Net Interest Income
b. Fees and Commissions
c. Income from Financial Operations and Sundry
d. Operating Costs
	2.3	Activity Highlights
	2.4	Asset Quality, Provisioning and Solvency
	2.5	Productivity
	2.6	Profitability
	2.7	Bank of Portugal Reference Indicators
	2.8	Electronic Banking

3.	Impacts of Transition to the IFRS

	3.1	Adjustments to Opening Consolidated Balance Sheet (1/JAN/o5)
	3.2	Adjustments to Consolidated Income Statement for the Year Ended 31 December 2004
	3.3	Regulatory Impacts

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1. Prior Note on the New Regulatory Framework

Regulation no. 1606/2002 of 19/Jul/02 of the European Council and Parliament determines that companies having securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRS), also known as International Accounting Standards (IAS). After this regulation was transposed into Portuguese national legislation, the Bank of Portugal, through Notice no. 1/2005, established the standards and reporting model for the entities subject to its supervision.

Bearing in mind that BES is subject to these provisions, its financial information relative to financial 2005, including interim financial information, was prepared based on the application of the IFRS. However, because the adjustments of transition to the IFRS must conform to the accounting and fiscal regulations in force on the date of closing of the 2005 financial year (in this case, 31 December 2005), the quantification of the effects of transition to the IFRS reported in this document must be considered as provisional and subject to changes, which, depending on the actual regulations on that date, could be materially relevant.

On the other hand, and also deriving from the change in accounting regulations, we point out that the financial statements of BES Group for financial 2005 (prepared in accordance with the IFRS/IAS) are not directly comparable with the financial statements disclosed in the course of 2004, which had been prepared based on the regulations of the Portuguese Plan of Accounts for the Banking System (PABS), as set out in the Bank of Portugal’s instructions no. 4/96 and 71/96.

Hence, having in mind the comparability of the financial statements, and in line with the recommendations of the Committee of European Securities Regulators (CESR) and the Portuguese Securities Market Commission (CMVM), BES Group has restated its financial statements for financial year 2004 based on application of the IAS/IFRS

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with the exceptions, as permitted by IFRS 1, of comparable information that would arise from application of IAS 32 and IAS 39.

With regard to the individual accounts, and only to these in so far as the consolidated accounts were prepared in accordance to the IFRS, and as determined by the Bank of Portugal Instruction no. 23/2004, the financial statements relative to 2005 and following years are prepared and presented in accordance with the Adjusted Accounting Standards (AAS), which provide a reference framework that is relatively close to that of the IAS/IFRS, except on the following matters:
•	it maintains the method of valuation and provisioning of loans granted;
•	it defers the accounting adjustment arising from recognition of certain liabilities with retirement pensions and post-retirement health benefits;
•	it does not permit valuation of tangible assets at fair value.

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2. Activity and Results in the 1st Quarter of 2005

2.1. Economic Environment

Although under strong constraints associated to the upward trend in the price of commodities – the barrel price of Brent climbed by 33%, to USD 53,4 – and despite the fact that some indicators point to a deceleration in economic activity, the world economy maintained a relatively strong growth pace in the 1st quarter of 2005.

In the United States, the favourable performance of domestic demand and the increased capacity of companies to pass on higher production costs to final prices, led to a stepping up of inflationary pressures. The Federal Reserve thus raised the target fed funds rate by 50 basis points, to 2.75%. In the Euro Area, economic activity accelerated moderately in the first three months of 2005, with the GDP growth rate rising from 0.2% to 0.4%.

Corporate restructuring efforts translated into a continuous deceleration of unit labour costs and in turn determined the absence of any inflationary pressures of note. The European Central Bank therefore maintained the interest rate for the main refinancing operations at 2%, while the yield on 10-year public debt securities dropped from 3.68% to 3.62%.

With stock markets affected by the upward trend of oil prices and growing expectations of interest rate hikes in the Unites States, the Nasdaq fell by 8.1% while the general Dow Jones and S&P 500 indices registered negative changes in the region of 2.6%. In Europe, the main stock market indices all gained ground, with the Paris CAC 40, the Frankfurt DAX and the IBEX 35 rising by respectively 6.45%, 2.18% and 1.96%.

In Portugal, domestic demand maintained a favourable performance during the 1st quarter of 2005, backed by a slight recovery in consumer confidence, which nevertheless remained at historically low levels. Less positive signs continued to come from industrial production and the constructing industry, as well as from the external accounts. With regard to the stock market, the PSI 20 gained 2.45%.

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2.2 Results

Net income for the first three months of 2005 totalled euro 80.3 mn, which compares with euro 67.2 mn in the first quarter of 2004, under the accounting regulations in force at the time (PABS), or euro 26.7 mn, under the IFRS1. We remind that the 2004 results, as restated on an IFRS basis, were negatively influenced by disability retirement costs that occurred in the first quarter of 2004 (euro 20 mn).

The chart below shows the income statement for the first quarter of the year together with the 2004 comparative data

Income Statement

					Euro million

			March

		2004	2004	2005	% Chg
		PABS	IFRS	IFRS	IFRS

	Net Interest Income	178.4	179.1	178.8	–0.2
(+)	Fees and Commissions	130.6	130.6	130.0	–0.5
(=)	Commercial Banking Income	309.0	309.7	308.8	–0.3
(+)	Trading and Other Results	26.5	15.1	75.1	—
(=)	Banking Income	335.5	324.8	383.9	18.2
(–)	Operating Costs	180.6	212.4	199.5	–6.1
(=)	Gross Results	154.9	112.4	184.4	64.1
(–)	Net Provisions	64.6	64.6	88.2	36.5
	Credit	58.3	58.3	66.1	13.3
	Securities	–1.1	–1.1	1.8	—
	Other	7.4	7.4	20.3	—
(=)	Income before Taxes and Minorities	90.3	47.8	96.2	101.2
(–)	Taxes	13.1	14.2	14.9	4.9
(=)	Income after Taxes	77.2	33.6	81.3	—
(–)	Minority Interests	10.0	6.9	1.0	–85.5
(=)	Net Income	67.2	26.7	80.3	—

1 IAS 32 and 39 were not applied in 2004, based on IFRS 1.

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a. Net Interest Income2

Net interest income reached euro 178.8 mn, corresponding to a year-on-year evolution of –0.2%% that is aligned to the trend of previous quarters (up to Sep/04: –4.5%; full 2004: –3.5%) and mainly explained by the following effects
•	The pressure felt on credit spreads, particularly in lower risk segments, combined with the persistence of conditions that hamper the profitability of funds due to the historically low level of Euro interest rates; and
•	The positive effect of the credit portfolio evolution, which grew by 7.7% in the 1st quarter of 2005 versus the same period last year.

Another factor adds on to the two referred, arising from the coming into force of the IFRS, which introduced more restrictive criteria in the definition of hedging policies. This obliged, as from 1 January 2005, to reclassify part of the derivatives transactions from the hedging to the trading portfolio, implying that the corresponding results recognized as results from financial operations instead of net interest income but.

b. Fees and Commissions3

Fees and Commissions show the usual volatility of the start of a new year, totalling euro 130.0 mn, which corresponds to a year-on-year increase of 6.7%, on a comparable basis, adjusted for the effect of the investment banking fees, and also for the upfront fees related to credit operations (accrued instead of being recognised at the transaction date).

2 Difference between “Interest and similar income” and “Interest and similar costs” in the income statement
3 Includes: “Commissions and other similar income” + part of “Other net income from banking activity” - “Commissions and other similar expenses”.

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			Euro million

	1st Quarter
			% Chg
	2004	2005

Fees and Commissions based on applicable rules	130.6	130.0	–0.5

Investment Banking Effect	(17.7)	(13.2)	—

	112.9	116.8	3.5

Deferred Commissions effect	(3.4)	—	—

Comparable Commissions and Fees	109.5	116.8	6.7

3.3 Capital Markets and Other Results4

The adoption of the IFRS brought major changes to the analysis of trading results, which arise from the following:
•	Under the new classification and contrary to the previous method, securities portfolios must be subject to the principle of revaluation at fair value (marked to market or fair valued), whether or not they are held to maturity, with potential impacts on the income statement or equity.
•	The introduction of more restrictive criteria in the definition of hedging policies, specifically when derivatives are used, which increases their volatility.

In the 1st quarter of 2005 the financial markets were characterised by increased volatility, at the level of both equities and interest rates.

Long-term rates witnessed an upward trend, which was slighter in the Euro and steeper in the USD (unlike what happened in the 1st quarter of 2004, when both markets had experienced sharp drops).

4 Includes: “Gains and losses in financial assets held for trading” + “Gains and losses in financial assets available for sale” + “Gains and losses in foreign exchange revaluation” + part of “Other net income from banking activity” + “Equity in earnings of associated companies” + “Gains and losses in the sale of other assets”.

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On the equity markets’ front, the 1st quarter performance was mainly driven by the very positive behaviour of the emerging markets, in particular Brazil, having been sluggish in Europe, including Portugal, and negative in the North-American market.

BES Group’s capital market results reached euro 79.6 mn in the 1st quarter of 2005. These results were positively influenced by gains in long-term interest rate and FX, amounting to euro 71.3 mn, and also from profits in equity positions, notably in the Brazilian market, which globally totalled euro 8.3 mn.

d. Operating Costs

The good progress made by operating costs (a reduction of 6.1%) was underpinned by a policy of streamlining investment, with impacts on depreciation and amortisation (–17.5%), and staff cost reduction of 15.4%. The drop in staff costs stemmed from the evolution of pension costs, which in the 1st quarter of 2004 had been influenced by retirement costs of euro 20 mn.

Operating Costs

				Euro million

		1st Quarter		% Chg

	2004	2004	2005
	PABS	IFRS	IFRS	IFRS

Staff Costs	80.4	117.8	99.6	–15.4
Salaries	73.9	85.2	86.6	1.6
Pensions	6.5	32.6	13.0	–60.1
Other Admin Expenses	67.1	69.4	79.1	14.0
Depreciation and Amortisation	33.1	25.2	20.8	–17.5

Operaing Costs	180.6	212.4	199.5	–6.1

A note to the fact that the 2005 staff costs already include the accrual of employee bonuses, which will naturally be subject to adjustments during the year.

Other administrative costs, up by 14%, continue to be affected by expenses related to the adaptation of systems for compliance with Basel II and for the introduction of the IFRS, totalling euro 6 mn. Excluding this effect, administrative costs would have risen by 5.3%.

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2.3 Activity Highlights

BES Group’s activity during the first quarter of the year continued to focus on the following key commercial factors:
•	Differentiation through quality;
•	Commitment to the higher value Clients and products;
•	Specific value proposition for the clients of Tranquilidade.

The measures taken translated into business growth, with total customer funds rising by 8.9% and customer loans increasing by 10.5%, including securitised credit.

Main Business Variables

					Euro million

			March		% Chg

		2004	2004	2005
		PABS	IFRS	IFRS	IFRS

	Total Assets(1)	59,234	56,428	64,830	14.9

	Net Assets	42,455	40,040	45,344	13.2
	Gross Loans (including securitised)	28,639	28,767	31,780	10.5
	Mortgage	10,477	10,477	11,455	9.3
	Other Loans to Individuals	1,488	1,488	1,651	10.9
	Corporate	16,674	16,802	18,674	11.1
	Loans to Individuals / Gross Loans (%) (2)	37.7	37.5	35.5	–2.0	p.p.
	Customer Funds
(+)	Deposits	18,528	18,580	18,738	0.9
(+)	Debt Securities placed with Customers	7,085	5,267	6,164	17.0
(=)	On-Balance Sheet Customer Funds	25,613	23,847	24,902	4.4
(+)	Off-Balance Sheet Customer Funds	12,480	12,480	14,651	17.4
(=)	Total Customer Funds	38,093	36,327	39,553	8.9

	Transformation Ratio (%) (2)	100	110	113	3	p.p.

(1) Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitised Credit (2) Considering On-Balance Sheet Credit

With regard to customer funds, the Group was particularly active in the placement of debt securities (certificates of deposit and bonds) and in the distribution of off-balance sheet products (mutual funds and bancassurance), which increased by 17.4%.

On the lending side, the Group was also quite dynamic, with mortgage loans rising by 9.3%, corporate loans by 11.1% and other loans to individuals by 10.9%. Included in

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other loans to individuals, Plano BES 95 achieved a stock of euro 134 mn at the end of the quarter, which almost entirely explains the increase achieved.

Loans to Customers

						Euro million

	Mar,04		Mar,05
	IFRS		IFRS		Chg IFRS (%)

	Excluding	Including	Excluding	Including	Excluding	Including
	securitised	securitised	securitised	securitised	securitised	securitised
	credit	credit	credit	credit	credit	credit

Gross Loans	26,867	28,767	28,936	31,780	7.7	10.5
Mortgage	8,615	10,477	8,611	11,455	0.0	9.3
Other Loans to Individuals	1,450	1,488	1,651	1,651	13.8	10.9
Corporate	16,802	16,802	18,674	18,674	11.2	11.1

During the 1st quarter of 2005 BES Investimento (BESI) continued to perform well:

– In M&A (i) financial advisory to the shareholders on the sale of 100% of the share capital of pharmaceutical Jaba, and (ii) financial advisor to Nutasa Group in the sale of the animal feed business to Saprogal (Carlyle Group).

– In project finance, among others (i) co-leader in the euro 150 mn financing of phase 3 of the M5 motorway (Hungary); (ii) the financing of the Chicago SkyWay motorway; and financial advisor in the structuring of the Trakia (Bulgaria) motorway concession, in the amount of euro 750 mn.

– In equity capital markets, co-leader in the private placement of Mota-Engil shares, in the amount of euro 110.25 mn.

– In debt capital markets, leader in the issues of Eurobonds by Portugal Telecom (euro 1,500 mn) and REFER (euro 600 mn), and also by Brazilian issuers, namely Banco Mercantil do Brasil (USD 30 mn), BGN (USD 50 mn) and Bradesco (euro 100 mn);

– In brokerage, the main highlight goes to the increase in business with institutional clients, and to a rise of 83% in assets under management in the Portfolio management business.

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In the 1st quarter of 2005 ESAF’s assets under management totalled euro 14.7 bn, which corresponds to a market share of 16.9%. Also noteworthy was the growth achieved in Mutual Funds – 10.4% - significantly outperforming the market. In Asset Management ESAF also performed very well, reaching a market share of 23%, and in Real Estate Funds it maintained the leadership of the Portuguese market, with a market share of 19.5%. In this quarter ESAF was distinguished by S&P with the prize for “Best Fund Management Company in Portugal” in 2004.

During this quarter Banco Espírito Santo (Spain) – BESSA concluded the acquisition of Banco Inversión and initiated the process of integrating its commercial network and asset managers. This operation boosted the amount of assets under management in Spain to euro 1,750 mn.

With regard to the higher value clients, the progress made in the 360º and Small Businesses segments deserves a note.

The results achieved in the 360º segment, which completed its first year in February, clearly prove that it was a correct decision to launch this new approach. During this first year financial involvement grew by 12% and new clients totalled 12,000.

The segment of Small Businesses also had a good performance, with loyal clients rising by 5% year-on-year and financial involvement growing by 13%.

In 2005 Banco Espírito Santo and Companhia de Seguros Tranquilidade initiated a new phase of the Assurfinance Programme, aiming to develop a new approach to the customers of Tranquilidade which are not BES clients. A specific value proposition was designed for the purpose, including a star product (T Card), which automatically gives the cardholders special advantages.

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2.4 Asset Quality, Provisioning and Solvency

The introduction of the IFRS led to significant changes in the provisioning rules:
•	in loans granted, the methodology now applied is that set out in the IFRS to determine impairment, which differs from the former one by extending the method for discounting cash flows to all segments of credit;
•	in the portfolio of securities available for sale, unrealised capital losses in securities are no longer fully provisioned, but only when there is evidence of impairment;
•	with regard to the remaining assets and contingencies, there are no significant changes versus the former policy adopted by the Group.

Notwithstanding the change in the regulatory framework of provisions, at the transition to the IFRS, BES Group made an adjustment of euro 20 mn in provisions for credit, mainly through application of the discount technique to some categories of credit for which provisions were not being calculated under this method.

With regard to the provision charge in the quarter and bearing in mind that impairment is now calculated using a new methodology, which requires the collection of sufficiently far-reaching and tested statistical data, it was considered prudent to make an exceptional reinforcement of provisions of euro 27 mn above the needs identified so far, and which may be subject to revision during the year.

Besides this exceptional provision charge, provisions for credit were also increased (+13.3%), with a positive impact on the coverage ratios of overdue loans.

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Asset Quality

					Change IFRS

		Mar 04	Mar 04	Mar 05
		PABS	IFRS	IFRS	absolute	relative (%)

Gross Loans	eur mn	26,348	26,867	28,936	2,069	7.7
Overdue Loans	eur mn	580.9	586.0	556.5	–29.5	–5.0
Overdue Loans > 90 days	eur mn	511.4	511.4	478.4	–33.0	–6.5
Overdue and Doubtful Loans (BoP)(a)	eur mn	565.5	565.5	628.0	62.5	11.1
Provisions for Credit	eur mn	751.6	751.7	831.4	79.8	10.6

Overdue Loans / Gross Loans	%	2.20	2.18	1.92		–0.26	p.p.
Overdue Loans > 90 Days / Gross Loans	%	1.94	1.90	1.65		–0.25	p.p.
Overdue and Doubtful Loans / Gross Loans	%	2.15	2.10	2.17		0.07	p.p.
Coverage of Overdue Loans	%	129.4	128.3	149.4		21.1	p.p.
Coverage of Overdue Loans > 90 Days	%	147.0	147.0	173.8		26.8	p.p.
Coverage of Overdue and Doubtful Loans	%	132.9	132.9	132.4		–0.5	p.p.

(a) According to BoP Circular-Letter no. 99/03/2003

Overdue loans declined by euro 29.5 mn year-on-year, which compares with an increase of euro 79.8 mn in provisions for credit. As a result, the ratio of overdue loans over 90 days dropped to 1.65% (Mar 04: 1.90%) while its coverage by provisions increased to 173.8% (Mar 04: 147.0%).

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The solvency ratio remained at the same level reached at the end of 2005 (Bank of Portugal).

Solvency

			Euro million

		Dec 04	Mar 05(a)

Risk Weighted Assets		34,754	33,777
Regulatory Capital
Tier I		2,343	2,302
Tier II		1,912	1,903
Deductions		(65)	(35)

		4,190	4,170
Preference Shares		600	600

Tier I	(%)	6.74	6.82
Core Tier I	(%)	5.02	5.04
Total	(%)	12.06	12.35

(a) Estimate

As referred in a specific point of this report on the regulatory impacts of IFRS adjustments, the impact on Tier I capital will be deferred, of which euro 139 mn will impact 2005 ratio.

The medium and long-term debt ratings assigned by Moody’s (A1), FitchRatings (A+) and Standard and Poor’s (A–) reflect the strong competitive positioning of the Group in Portugal, its adequate risk and asset quality levels and a comfortable solvency level.

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2.5 Productivity

In terms of productivity and efficiency, BES Group continued to progress in line with the previous trend, registering sustained gains both in Cost to Income and in productivity indicators, particularly in the “Total Assets per Employee” ratio, which rose by 16.0%.

Productivity

	Mar 04	Mar 04	Mar 05	Chg
	PABS	IFRS	IFRS	IFRS

Cost to Income (incl. Capital Markets)	53.8%	65.4%	52.0%	–13.4	p.p.
Cost to Income (excl. Capital Markets)	58.4%	68.6%	64.6%	–4.0	p.p.
Operating Costs / Average Net Assets	1.70%	2.13%	1.84%	–0.29	p.p.
Total Assets (*) per Employee (eur '000)	8,118	7,733	8,971	16.0%

(*) Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitised Credit

2.6 Profitability

Based on the quarter’s annualised results, Return on equity (ROE) was 14.9% and Return on Assets (ROA) 0.74%.

Profitability

(%)

Mar 05

Return on Equity (ROE)	14.9
Return on Assets (ROA)	0.74

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2.7 Bank of Portugal Reference Indicators

According to Bank of Portugal Instruction no. 16/2004, credit institutions should disclose reference indicators (calculated in accordance with the methodology set forth in the above mentioned regulation), when releasing information concerning Solvency, Credit Quality, Profitability and Efficiency.

The table below lists these indicators for both March 2005 and 2004.

Bank of Portugal Indicators

			(%)

	Mar 04	Mar 04	Mar 05
	PABS	IFRS	IFRS

SOLVENCY

Regulatory Capital / Risk Weighted Assets	11.41	11.41	12.35
Tier I Capital / Risk Weighted Assets	6.95	6.95	6.82

ASSET QUALITY

Overdue & Doubtful Loans (a)/ Gross Loans	2.15	2.10	2.17
Overdue & Doubtful Loans Net of Provisions (b) / Net Loans (b)	0.56	0.55	–0.72

PROFITABILITY

Income before Taxes and Minorities / Average Equity (c)	13.86	7.50	14.90
Banking Income (d) / Average Net Assets	3.15	3.25	3.54
Income before Taxes and Minorities / Average Net Assets	0.85	0.48	0.89

EFFICIENCY

General Admin Costs (d)+ Depreciation / Banking Income (d)	54.0	65.4	52.0
Staff Costs / Banking Income (d)	24.0	36.3	25.9

(a)	Calculated according to BoP Circular Letter no. 99/03/2003
(b)	Credit net of provisions for overdue loans and for doubtful loans
(c)	Includes Average Minorities
(d)	Calculated according to BoP Instruction no 16/2004

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2.8 Electronic Banking

The first quarter of 2005 consolidated a trend for an increasing penetration of BES Group’s direct channels.

The number of users of Internet Banking for individual customers – BESnet – reached 718,000 in March, corresponding to a year-on-year increase of 6%. The number of logins and transactions continued to grow at a sustained pace, rising year-on-year by respectively 14% and 13%.

Visitors to the site averaged 2.3 million per month between January and March, corresponding to an increase of 17% compared to the first quarter of 2004.

The number of companies using the Internet banking service for corporate customers – BESnet Negócios – surpassed 38,000, a year-on-year increase of 13%. Logins were up by 27% and transactions by 51%, proving the importance of this channel as a transactional support to the companies’ activity.

Pmelink.pt, an online business centre for companies promoted under a joint venture between BES, CGD and PT, already has more than 16,500 companies as customers, a year-on-year increase of 25%. Through this expansion in the customer base, the number of purchases made through this channel rose by 14% versus the 1st quarter of 2004.

Banco BEST, a joint initiative of BES and PT, continued to capitalise of a differentiated value proposition addressed to the affluent segment, having already reached 37 thousand clients. Assets under management totalled euro 422 mn, corresponding to an increase of 10% versus December 2004.

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3.  Impacts of Transition to the IFRS

3.1 Adjustments to the Opening Consolidated Balance Sheet (1 Jan 05)

The changes introduced in the accounting policies led to the following adjustments to the assets, liabilities and shareholders’ equity in BES Group’s consolidated balance sheet as of 31 December 2004:

									Euro million

Balance Sheet	Balance as at Dec 31, 2004 PABS	Securities	Pensions	Consolidation of SPE	SIBA and Bonuses	Preference Shares	FGBR	Intangible Assets	Other adjust. and Reclassific.(*)	Balance as at Jan 1, 2005 IFRS

Assets
Loans to Customers	27,652			282					–253	27,681
Financial Assets with Fair Value
in Results	2,426			–2,011					2,237	2,652
Financial Assets Available
for Sale	5,627	60							–2,489	3,198
Deferred Taxes	—	21	62					12	161	256
Intangible Assets	133							–48	–1	84
Other Assets	10,063	–66	–93		–100				–675	9,129

	45,901	15	–31	–1,729	–100			–36	–1,020	43,000

Liabilities
Customer Deposits	20,371								48	20,419
Debt Securities	12,702			–1,607					–876	10,219
Financial Liabilities with Fair Value
in Results	647								204	851
Provisions	561						–140		–337	84
Deferred Taxes	—	13	58						85	156
Other Liabilities	8,721		132		42	–17			–154	8,724

	43,002	13	190	–1,607	42	–17	–140	0	–1,030	40,453

Shareholders' Equity	2,254	–24	–221	–111	–142	617	140	–36	-9	2,468
Minority Interests	645	26		–11		–600			19	79

Liabilities + Equity + Minorities	45,901	15	–31	–1,729	–100	0	0	–36	–1,020	43,000

(*)Includes reclassifications inherent to the opening balance

As the chart above shows, these adjustments had a positive impact on shareholders’ equity, which rose from euro 2,254 mn to euro 2,468 mn. This increase – euro 214 mn – can be split between two main components: the first concerns the eligibility for capital of preferred shares amounting to euro 600 mn; the second, totalling euro 386 mn, reflects negative impacts of the transition adjustments in the remaining items of the consolidated balance sheet.

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The adjustments made are briefly presented below:

a) Securities portfolio

Relates to two main accounting changes: potential capital gains in equity holdings (not recognised under previous local rules – PABS) and the effect of potential capital losses in financial investments that are not consolidated, including FX effects, previously in accordance with Bank of Portugal Notice no 4/2002. The prior investments were reclassified as available for sale, marked to market/fair value and subject to impairment tests.

b) Retirement pensions and other employee benefits

BES Group has recalculated its pension liabilities and other benefits. Therefore, liabilities associated with health benefits, unrecognised past service costs and recalculation of the corridor and actuarial deviations in the balance sheet have been adjusted.

c) Consolidation of SPEs

All Special Purpose Entities (SPE) with which BES Group establishes relations must be analysed in light of the consolidation rules applying to such entities (and expressed in SIC 12), namely those which may have been set up within the scope of securitisation transactions.

d) Stock-based incentive system (SIBA)

Loans to employees resulting from the sale of shares under the SIBA programme, were accounted for as assets. In accordance to IFRS, the shares under the SIBA programme should be reclassified as a reduction to equity. On the other hand, employee bonuses are now considered as staff costs.

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e) Fund for General Banking Risks (FRBG)

The balance of the Fund for General Banking Risks not allocated to any purpose was transferred to reserves, since under IFRS perspective, it can only be set up through appropriation of reserves.

f) Preferred shares

Preference shares and respective dividends were accounted for as minority interests. Under IFRS, the preference shares issued by BES Group are eligible to equity, and the dividends paid are charged to reserves.

g) Deferred taxes

Under the previous criteria, deferred tax assets were not recognised. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that taxable profits will be available to absorb deductible temporary differences (including tax losses).

The above-mentioned adjustments had been disclosed in the 2003 and 2004 annual reports.

3.2 Adjustments to Consolidated Income Statement for the Year Ended 31 December 2004

The impacts of IFRS in the 2004 income statement do not include the effects of IAS 32 and 39, as permitted by IFRS 1. Therefore, some of the most relevant P&L lines are not comparable, namely net interest income, gains and losses in financial assets held for trading and available for sale, assets impairment, among other.

The following table highlights the main adjustments to the consolidated income statement as of December 31, 2004, which, for the above-mentioned reasons, are not fully comparable to 2005:

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							Euro million

	2004	Bonuses	Pensions	FGBR	Intangibles	SPE	Other	2004
	(PABS)							(IFRS)

Interest income	2,218.0							2,218.0
Interest expense	1,516.8						(3.4)	1,513.4
Dividends on securities	17.3							17.3

Net Interest Income	718.4						3.4	721.8

Credit impairment	227.0							227.0

Net Interest Income after impairment	491.5						3.4	494.9

Commissions and other similar income	450.2							450.2
Commissions and other similar expenses	52.1							52.1
Gains and losses in financial assets held for trading	(8.3)							(8.3)
Gains and losses in financial assets available for sale	161.5							161.5
Gains and losses in FX	9.9							9.9
Other net income from banking activity	181.2		59.6			(97.1)	(3.4)	140.3

Banking Income (net of impairment)	1,233.9		59.6			(97.1)		1,196.4

Staff costs	330.1	42.0	110.0				3.0	485.1
Other admin expenses	289.4				9.8			299.2
Depreciation and amortisation	130.6				(29.5)			101.1

Total operating income	483.7	(42.0)	(50.4)		19.7	(97.1)	(3.0)	311.0

Securities impairment	7.5							7.5
Provisions and otehr impairments net of reversals	123.3			(35.5)				87.8
Equity accounted earnings in associated companies	4.6							4.6
Gains and losses in the sale of other assets	—						—	—

Income before taxes	357.5	(42.0)	(50.4)	35.5	19.7	(97.1)	(3.0)	220.2

Current taxes	42.3							42.3
Deferred taxes	—		4.6		5.4		(6.1)	3.9

Income after taxes	315.2	(42.0)	(55.0)	35.5	14.3	(97.1)	3.1	174.0

Minority interests	40.0	(0.4)	(1.1)			(10.9)		27.6

Net Income	275.2	(41.6)	(53.9)	35.5	14.3	(86.2)	3.1	146.4

The main adjustments made were:

a) Employee bonuses: see comment 3.1 d);
b) Pensions: correspond to the amortisation of the actuarial deviations in the balance sheet, in light of IFRS and to the costs with curtailments associated to disability retirements. In 2004, pension costs under IFRS would total euro 136 mn, of which euro 56 mn would be recurrent.
c) Fund for general banking risks: corresponds to the reversal of the year contribution.
d) Fixed assets: reversal of the amortisation and charge of 2004 costs that are not compliant with IAS 38.
e) Special Purpose Entities (SPE): changes in SPE consolidated under SIC 12.

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3.3 Regulatory Impacts

In accordance to Bank of Portugal Notice no 2/2005 and 4/2005, IFRS regulatory impacts will be deferred by the following transition periods:

a) 7 years, i.e. until December 31, 2011, for health liabilities;

b) 5 years, i.e. until December 31, 2009, for unrecognised past service costs and remaining impacts of IAS 19;

c) 3 years, i.e. until December 31, 2007 for the remaining regulatory impacts.

The regulatory deferral should be made equally throughout the transition periods, as shown in the following table:

							Euro million

		IFRS Adjustements				Transition Period (Years)
							2005
	TIER	Total	Coeff.		Regulatory Impact

Securities
Gains	T2	101	0.45		45	3	15
Losses	T1	–145	1.0		–145	3	–48
Pensions — SAMS	T1	–94	1.0		–94	7	–13
Pensions — Other	T1	–81	1.0		–81	5	–16
Consolidation of SPE	T1	–110	1.0		–110	3	–37
Deferred taxes	T1	138	1.0	(a)	138	3	46
SIBA	T1	–100	1.0		–100	3	–33
Impairment	T1	–20	1.0		–20		–20
Other	T1	–54	1.0		–54	3	–18

Total
Tier I		–466			–466		–139
Tier II		101			45		15

(a) Limited to 10% of Tier I

Tier I impact in 2005 totals euro 139 mn.

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BANCO ESPÍRITO SANTO, S.A.

Consolidated Balance Sheet

As at March 31, 2005

	Mar, 04	Mar, 04	Mar, 05
	PABS	IFRS	IFRS
	(eur ’000)	(eur ’000)	(eur ’000)

NET ASSETS
Cash and deposits at Central Banks	649,715	650,573	615,312
Loans and advances to credit institutions repayable on demand	429,160	429,160	390,421
Other loans and advances to credit institutions	5,940,702	5,972,999	6,004,392
Loans and advances to customers	25,928,831	26,115,420	28,105,032
(Provisions)	751,623	751,623	831,400
Financial Assets held for trading	1,360,540	1,360,540	4,611,320
Financial Assets available for sale	4,901,167	3,560,804	3,110,119
Financial Assets with repurchase agreements	—	—	—
Fair value of Hedging derivatives	—	—	59,398
Financial Assets held to maturity	490,650	490,650	506,059
Investments in associated companies	53,741	53,741	50,655
Non current assets held for sale	77,082	77,082	119,325
Property and equipment	339,948	339,948	391,421
Intagible assets	158,391	97,682	67,749
Current tax assets	5,582	5,582	17,078
Deferred tax assets	—	—	265,681
Other assets	2,119,553	885,935	1,029,695

TOTAL NET ASSETS	42,455,062	40,040,116	45,343,657

LIABILITIES AND SHAREHOLDERS' EQUTY
Amounts owed to central banks	72,522	72,522	359,161
Amounts owed others credit institutions	5,896,674	5,915,835	6,171,074
Amounts owned to customers	18,528,139	18,580,362	18,737,583
Debt securities	11,886,884	10,069,423	12,463,843
Financial liabilities held for trading	644,853	644,853	1,355,295
Fair value of hedging derivatives	—	—	60,213
Non current liabilities held for sale	—	—	—
Provisions	522,465	85,208	123,862
Subordinated debt	1,633,873	1,690,616	2,055,921
Current tax liabilities	30,889	30,889	26,217
Deferred tax liabilities	—	—	165,527
Other liabilities	301,857	262,903	1,154,265
Minority interests	773,144	791,064	91,455
Shareholders' equity	2,163,762	1,896,442	2,579,241
Share capital	1,500,000	1,500,000	1,500,000
Treasury stock	—	–100,174	–97,266
Share premium	300,000	300,000	300,000
Preference shares	—	—	600,000
Other capital instruments	—	—	—
Revaluation reserves	—	—	109,027
Other reserves and retained earnings	363,762	196,616	167,480

TOTAL LIABILITIES AND SHAREHOLDERS' EQUTY	42,455,062	40,040,116	45,343,657

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BANCO ESPÍRITO SANTO, S.A.

Consolidated Income Statement

As at March 31, 2005

	Mar, 04	Mar, 04	Mar, 05
	PABS	IFRS	IFRS
	(eur ’000)	(eur ’000)	(eur ’000)

Interest Income	478,913	478,913	465,451
Interest expense	300,565	299,802	286,627
Dividends on securities	1,004	1,004	1,832

Net interest income	179,352	180,115	180,656

Commissions and other similar income	100,386	100,386	109,888
Commissions and other similar expenses	9,550	9,550	18,044
Gains and losses in financial assets held for trading	15,312	15,312	16,018
Gains and losses in financial assets available for sale	22,580	–1,386	64,119
Gains and losses in foreign exchange revaluation	3,775	3,775	4,724
Other net income from banking activity	22,373	34,996	24,409

Banking Income (net of impairment)	334,228	323,648	381,770

Staff expenses	80,413	117,811	99,631
Other administrative expenses	67,058	69,374	79,061
Depreciation	33,118	25,224	20,825

Total operating income	153,639	111,239	182,253

Loans impairment	58,318	58,318	66,102
Securities impairment	–1,072	–1,072	1,778
Provisions and other impairments net of reversals	7,392	7,392	20,356
Equity in earnings of associated companies	1,208	1,208	1,648
Gains and losses in the sale of other assets	—	—	507

Income before taxes	90,209	47,809	96,172

Current taxes	13,073	13,073	15,513
Deferred taxes	—	1,147	–602

Income after taxes	77,136	33,589	81,261

Minority interests	9,955	6,854	995

Net income for the year	67,181	26,736	80,266

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This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions.
By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.